Exhibit 4.(iv)

FORETHOUGHT LIFE INSURANCE COMPANY

[Indianapolis, IN]

MARKET VALUE ADJUSTMENT RIDER

This Rider is made a part of the Contract to which it is attached and is effective on the Issue Date. Terms used in this Rider shall have the same meanings as are set forth in the Contract unless otherwise defined in this Rider. In case of a conflict between the terms of this Rider and the terms of the Contract, the terms of this Rider will control. This Rider modifies the Contract as follows:

This Rider adds a Market Value Adjustment (MVA) provision to the Contract. The MVA will no longer be assessed after the Withdrawal Charge Period shown on the Contract Data Page. The MVA may be positive, negative or zero. The MVA will not be applied to the Death Benefit.

MARKET VALUE ADJUSTMENTS MAY RESULT IN BOTH UPWARD AND DOWNWARD ADJUSTMENTS IN PARTIAL WITHDRAWALS, SURRENDER BENEFITS, AND AMOUNTS AVAILABLE FOR ANNUITIZATION.

RIDER DATA

MVA Index: [Option Adjusted Spread of the Bloomberg Barclays US Corporate Intermediate Bond Index plus the Daily Constant Maturity Treasury Rate for the fixed maturity time interval equal to the whole number of months remaining in the Withdrawal Charge Period]
MVA Index Date: [1] business days prior to the Issue Date, or prior to the date of withdrawal, surrender or annuitization.
MVA Index Number: [The published value of the Option Adjusted Spread of the Bloomberg Barclays US Corporate Intermediate Bond Index plus the published value of the Daily Constant Maturity Treasury Rate for the fixed maturity time interval equal to the whole number of months remaining in the Withdrawal Charge Period. If the Option Adjusted Spread of the Bloomberg Barclays US Corporate Intermediate Bond Index is not published on any date for which a MVA Index Number is required, the nearest preceding published MVA Index Number will be used. With respect to the Daily Constant Maturity Treasury Rate, we will apply an interpolation method to establish closing values for the fixed maturity time interval equal to the whole number of months remaining in the Withdrawal Charge Period for maturities that are not available. If the Daily Constant Maturity Treasury Rate is not published on any date for which a MVA Index Number is required, the nearest preceding published MVA Index Number will be used.]
MVA Percentage Factor: [ 100% ]

DEFINITIONS

Contract Value – The sum of the Strategy Contract Values, the One-Year Fixed Strategy Value, and the Performance Credit Account Value, if applicable, on any day prior to the application of any applicable Withdrawal Charge, MVA, Rider Charges and applicable Premium Taxes.

Free Withdrawal Amount – During the Withdrawal Charge Period, the amount that can be withdrawn in the Contract Years indicated on the Contract Data Page without incurring a Withdrawal Charge and applicable MVA.

Surrender Value – The greater of (i) the Contract Value less any applicable Withdrawal Charges, Rider Charges, applicable MVA, and applicable Premium taxes; or (ii) the Minimum Nonforfeiture Amount.

Withdrawal Amount – The full amount We deduct from Your Contract Value to provide Your Withdrawal Proceeds, taking into consideration any Free Withdrawal Amount available, any Withdrawal Charge and any applicable MVA.

Withdrawal Charge Period - The period shown on the Contract Data Page during which Withdrawal Charges and any applicable MVAs will be assessed against Withdrawal Amounts.

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Withdrawal Proceeds – The amount payable to You when You take a withdrawal, after taking into consideration any Withdrawal Charge and any applicable MVA.

Your Contract is amended by the following provisions:

The following replaces the term “Withdrawal Charge” in the Full Surrenders and Partial Withdrawals section of the WITHDRAWAL PROVISIONS: “Withdrawal Charge and applicable MVA”.

The following replaces the term “Withdrawal Charges” in the Free Withdrawal Amount section of the WITHDRAWAL PROVISIONS: “Withdrawal Charge and applicable MVA”.

CALCULATIONS

Market Value Adjustment

Cumulative withdrawals (partial or full) in any Contract Year that exceed the Free Withdrawal Amount during the Withdrawal Charge Period will be subject to a MVA. A MVA will also apply to Contract Value that exceeds Your Free Withdrawal Amount if You annuitize your Contract during the Withdrawal Charge Period. A MVA may apply on any day during the Withdrawal Charge Period, including the last day of a Strategy Term.

A MVA will be applied to Contract Value deducted in excess of the Free Withdrawal Amount from (i) the One-Year Fixed Strategy and (ii) any Indexed Strategy to the extent that the amount deducted from the Indexed Strategy is attributable to the Fixed Income Asset Proxy. The amount deducted from an Indexed Strategy that exceeds the Free Withdrawal Amount will be attributed to the Fixed Income Asset Proxy in the same proportion that the Fixed Income Asset Proxy bears to the Strategy Contract Value immediately before the deduction, subject to capping the Free Withdrawal Amount attributed to the Fixed Income Asset Proxy at the total Free Withdrawal Amount attributed to that Indexed Strategy.

A MVA may apply upon any surrender or partial withdrawal (including Required Minimum Distributions for this Contract), or annuitization in excess of the Free Withdrawal Amount during the Withdrawal Charge Period. Advisory Fee Withdrawals (if taken as taken as part of Our systematic withdrawal program), surrenders in connection with the Bailout Waiver, Nursing Home Waiver and Terminal Illness Waiver withdrawals, Performance Credit Account withdrawals, if applicable, and Death Benefit payments are not subject to a MVA.

Market Value Adjustment Percentage (MVA Percentage)

The MVA Percentage varies daily, and may be positive, negative or zero.

If the Preliminary MVA Percentage is positive or 0%, then the MVA Percentage is equal to the lesser of:

a) the Preliminary MVA Percentage; and

b) the MVA Percentage Limit.

If the Preliminary MVA Percentage is negative, then the MVA Percentage is equal to the greater of (that is, the less negative of):

a)	the Preliminary MVA Percentage; and

b)	the MVA Percentage Limit multiplied by -1 (negative one).

Preliminary MVA Percentage

The Preliminary MVA Percentage equals (A multiplied by (B minus C)), multiplied by (N/365) where:

A is the MVA Percentage Factor shown in the Rider Data section;

B is the MVA Index Number on the MVA Index Date associated with the date of the withdrawal, annuitization, or surrender;

C is the MVA Index Number on the MVA Index Date associated with the Issue Date; and

N is the number of days remaining in the Withdrawal Charge Period.

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Market Value Adjustment Percentage Limit (MVA Percentage Limit)

The MVA Percentage Limit is determined for each date on which a MVA Percentage is calculated, and is used to limit the size of the MVA Percentage on that date. The MVA Percentage Limit is equal to the maximum possible positive MVA Percentage that, if applied to a full surrender on that day, would decrease the Surrender Value to the Minimum Nonforfeiture Amount. The MVA Percentage Limit can be 0% but cannot be less than 0%.

DISCONTINUANCE OF OR SUBSTANTIAL CHANGE TO AN INDEX

If the MVA Index is unavailable, discontinued or if the calculation of the MVA Index is substantially changed, We will substitute an alternative MVA Index, as approved by the Insurance Department of the state in which the Contract is issued, and We will notify You and any assignee in writing.

RIDER TERMINATION

This Rider will terminate on the date on which the earliest of the following events occurs:

1.	The termination of the Contract;

2.	The end of the Withdrawal Charge Period.

Signed for Forethought Life Insurance Company

[Secretary]	[President]

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